Exhibit 8.1

List of Significant Subsidiaries and VIEs

Significant Subsidiaries	Place of Incorporation
Tencent Music Entertainment Hong Kong Limited	Hong Kong
Tencent Music (Beijing) Co., Ltd.	PRC
Yeelion Online Network Technology (Beijing) Co., Ltd.	PRC
Tencent Music Entertainment Technology (Shenzhen) Co., Ltd.	PRC
Guangzhou Shiyinlian Software Technology Co., Ltd.	PRC

VIEs	Place of Incorporation
Guangzhou Kugou Computer Technology Co., Ltd.	PRC
Beijing Kuwo Technology Co., Ltd.	PRC

Subsidiaries of VIEs	Place of Incorporation
Tencent Music Entertainment (Shenzhen) Co., Ltd.	PRC
Guangxi Hexian Music Co., Ltd.	PRC
Shenzhen Lanren Online Technology Co., Ltd	PRC